

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 21, 2016

Via E-mail
James Doris
Chief Executive Officer
Viking Investments Group, Inc.
1330 Avenue of the Americas
Suite 23 A
New York, New York 10019

> **Re:** **Viking Investments Group, Inc.**
> **Form 8-K**
> **Filed October 13, 2016**
> **File No. 000-29219**

Dear Mr. Doris:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed October 13, 2016

Section 4 – Matters Related to Accountants and Financial Statements

Item 4.01 Changes in Registrant's Certifying Accountant and Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1. We note that you have reported information regarding a change in auditor and non-reliance on previously issued financial statements pursuant to Items 4.01 and 4.02 of Form 8-K, but have not included the letters that are required from your prior auditor regarding the disclosures you have made pertaining to these events.

You should have provided the prior auditor with a copy of the disclosures that you have made under each of these Items no later than the date of filing your Form 8-K, and requested a letter from your prior auditor stating –

(i)   whether it agrees with the statements you have made in addressing each of the Item 4.01 and Item 4.02 requirements of Form 8-K, and

(ii)   if the prior auditor is not in full agreement with your statements, the respects in which it does not agree.

Please obtain the letter from your prior auditor and amend your filing to include this letter as Exhibit 16 to comply with Item 304(a)(3) of Regulation S-K, applicable under Item 4.01(a) of Form 8-K, and Item 4.02(c) of Form 8-K.

2.   We note that you referenced a letter received from your prior auditor, dated September 2, 2016, concerning the circumstances of its resignation, and having some details about the disagreements and non-reliance on its previously issued audit report and interim reviews. Please amend your filing to include that letter as Exhibit 7 to the Form 8-K to comply with Item 9.01(d) of Form 8-K and Item 601(b)(7) of Regulation S-K.

The requirement to file this letter is incremental to the requirements to file a letter from your prior auditor expressing its views on the disclosures that you have made regarding these events, as outlined in the preceding comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137, or me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources